UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement.

On December 21, 2023, Vision Marine Technologies Inc., a Quebec corporation (the “Company”), completed a closed a capital raise in which it grossed $2,900,000 in proceeds. Pursuant to the capital raise, the Company entered into a securities purchase agreement and placement agency agreement (the “Placement Agency Agreement”) and issued shares of preferred stock and warrants, each of which is described in greater detail below.

Securities Purchase Agreement

On December 13, 2023, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with institutional and accredited investors (the “Purchasers”), for the offering (the “Offering”) of (i) shares of the Company’s series A convertible preferred stock, no par value (the “Series A Preferred Stock”) at a price of one thousand dollars ($1,000.00) per share and (ii) warrants to purchase shares of the Company’s common shares (the “Warrants”), with an exercise price equal to $1.05, subject to adjustment therein, and which expire on the five (5)-year anniversary of the issue date.

Each of the Purchasers has an option valid for six months to purchase shares of Series A Preferred Stock and Warrants in an amount and for a purchase price equal to such Purchaser’s participation in the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties and agreements by the Company and the other parties thereto, customary conditions to closing, indemnification obligations of the parties, including for liabilities under the Securities Act of 1933, as amended (the “Securities Act”) and other obligations of the parties.

The Company closed the initial transactions pursuant to the Purchase Agreement whereby it issued 2,900 Shares of Series A Preferred Stock and 2,761,904 Warrants in exchange for $2,900,000 of gross proceeds.

Registration Rights Agreement

On December 13, 2023, in connection with the Purchase Agreement, the Company and the Purchaser entered into a registration rights agreement (the “Rights Agreement”) pursuant to which the Company agreed to, within sixty (60) calendar days of December 21, 2021, the date of execution of the Purchase Agreement, use its best efforts to have a registration statement or registration statements (as is necessary) covering the resale of all Common Shares underlying the Series A Preferred Stock and Warrants declared effective by the United States Securities and Exchange Commission. The Registration Rights Agreement contains customary representations, warranties, agreements and indemnification rights and obligations of the parties.

Warrants

The Warrants are exercisable at $1.05 per share. The exercise price of the warrants may be adjusted in the event of, among other matters, stock splits, stock dividends and issuances of equity at a per common share price (or deemed price). If all of the Warrants are exercised at the current exercise price, we will receive an additional $2,900,000 in gross proceeds.

Material Modification to Rights of Security Holders

On December 13, 2023, the Company amended the certificate of incorporation of the Company (the “Certificate of Incorporation”) by filing as Schedule A-2023 to the Certificate of Incorporation as a modification of the Certificate of Incorporation of the Company (“Modification to Certificate”) with the Enterprise Registrar of the Province of Québec, which established the Series A Preferred Stock, having such designations, rights and preferences as set forth in Schedule A-2023, as determined by the Company’s Board of Directors in its sole discretion, in accordance with the Company’s Certificate of Incorporation and bylaws.

The shares of Series A Preferred Stock rank senior to the Common Stock but retain no voting rights.

The shares of Series A Preferred Stock have a stated value of $1,000 per share (the “Series A Stated Value”) and are convertible into shares of the Company’s common shares, no par value (the “Common Shares”) at the election of the holder of the Series A Preferred Stock at any time at a price of $1.05 per share, subject to adjustment (the “Set Price”). The Series A Preferred Stock is convertible at the election of a holder into that number of Common Shares determined by dividing the Series A Stated Value (plus any and all other amounts which may be owing in connection therewith) by the Set Price, subject to certain beneficial ownership limitations which prohibit any holder from converting into an amount of Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Common Shares). On the one-year anniversary of the original issuance date, the Series A Preferred Stock will automatically convert into Common Shares at the lesser of: (y) the then Set Price and (z) 80% of the average volume-weighted average price of our Common Shares during the five trading days ending on, and including, such date. In no event shall the conversion price for the Series A Preferred Stock be less than $0.30, subject to adjustment herein.

The foregoing descriptions of the Modification to Certificate and the Series A Preferred Stock designations do not purport to be complete and are subject to, and qualified in their entirety by, the Modification to Certificate, a copy of which is attached as an exhibit to this Current Report on Form 6-K and incorporated herein by reference.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement, the Warrants, the Certificate of Modification, and the Rights Agreement, are qualified in their entirety by reference to the full text of such Purchase Agreement, Warrants, Placement Agency Agreement, Certificate of Modification, and Rights Agreement.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions, or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required not by law.

Unregistered Sales of Equity Securities.

The Securities and the shares of Common Stock underlying the Securities are not registered under the Securities Act, but they qualified for exemption under Section 4(a)(2) of the Securities Act. The securities were exempt from registration under Section 4(a)(2) of the Securities Act because the issuance of such securities by the Company did not involve a “public offering,” as defined in Section 4(a)(2) of the Securities Act, due to the insubstantial number of persons involved in the transaction, size of the offering, manner of the offering and number of securities offered. The Company did not undertake an offering in which it sold a high number of securities to a high number of investors. In addition, the Purchaser had the necessary investment intent as required by Section 4(a)(2) of the Securities Act since the Purchaser agreed to, and received, the securities bearing a legend stating that such securities are restricted pursuant to Rule 144 of the Securities Act. This restriction ensures that these securities would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, the Company has met the requirements to qualify for exemption under Section 4(a)(2) of the Securities Act.

Exhibit No.	Exhibit
99.1	Certificate of Modification of the Series A Convertible Preferred Stock
99.2	Form of Warrant, dated as of December 21, 2023, by and among the Company and the Purchasers
99.3	Form of Securities Purchase Agreement, dated as of December 21, 2023, by and among the Company and the Purchaser
99.4	Form of Registration Rights Agreement, dated as of December 21, 2023, by and among the Company and the Purchaser
99.5	Form of Placement Agent Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: December 22, 2023	By:	/s/ Kulwant Sandher
	Name:	Kulwant Sandher
	Title:	Chief Financial Officer